November 5, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Patrick Gilmore, Accounting Branch Chief
Division of Corporation Finance

Re:	ADPT Corporation
Form 10-K for the Fiscal Year Ended March 31, 2010
Filed May 27, 2010
File No. 000-15071

Dear Mr. Gilmore:

The Company is responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 8, 2010 with respect to ADPT Corporation’s (the “Company’s”) Form 10-K for its fiscal year ended March 31, 2010 (the “Form 10-K”). The numbered paragraphs below correspond to the numbered comments in that letter; your comments are presented in bold italics.

Form 10-K for the Fiscal Year Ended March 31, 2010

Financial Statements

General

1.	We note your response to prior comment 1. Please address in greater detail why you believe each of the criteria in paragraphs (a), (d) and (f) of ASC 360-10-45-9 were not met at March 31, 2010. Additionally, please address the following in your response:

•

In view of the fact that the Board launched a broad auction sale process in September 2009 and the relatively short period of time subsequent to the balance sheet date that the sale was completed, please provide further details of your assessment that it was not probable at March 31, 2010 that a future sale of assets or business operations would occur within one year. As part of your response, please provide us with a timeline of the events leading up to the sale starting with the date in which you entered into discussions with PMC-Sierra.

•

Please discuss further the uncertainty at March 31, 2010 regarding the need for stockholder approval. In this regard, we note your reference to Delaware General Corporate Law as a basis for being required to obtain it; however, we also note that you disclosed in the Form 8-K filed May 13, 2010 that the transaction was not subject to shareholder approval.

The Company is writing to respectfully inform the Staff in greater detail as to why the Company did not meet the required criteria as set forth in paragraphs (a), (d) and (f) of ASC 360-10-45-9 at March 31, 2010, the date such determination was required.

Paragraph (a) of ASC 360-10-45-9 states that “management, having the authority to approve the action, commits to a plan to sell the asset.” In the Company’s letter dated September 20, 2010, the Company indicated that it was a Delaware corporation and as such, is required under Delaware law to obtain stockholder approval for the sale of “all or substantially all” of its assets. As of the balance sheet date of March 31, 2010, the scope and structure of a potential transaction with PMC-Sierra, Inc. (“PMC-Sierra”), including assets and liabilities to potentially be transferred and those assets and liabilities to remain with the Company, was uncertain. As a result, the Company was not in a position to determine whether or not it had the authority to conclude a transaction without stockholder approval. Subsequent to the balance sheet date of March 31, 2010, when the scope of the transaction was more determined, the Company was able to obtain an opinion from Delaware counsel on May 6, 2010, which indicated that stockholder approval was not required, and only at that time was the Company able to make the determination that the Board had the authority to approve the transaction.

Paragraph (d) of ASC 360-10-45-9 states that “the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 360-10-45-11.” In the Company’s letter dated September 20, 2010, the Company indicated that the sale of the asset was not probable at the balance sheet date as of March 31, 2010.

The sequence of events regarding the potential sale of its assets and business operations, including the timeline regarding the transaction with PMC-Sierra, was as follows:

•

On December 17, 2009, the Company announced that it had engaged Blackstone Advisory Partners L.P. to assist in the potential sale or other disposition of certain assets of the Company and its business operations.

•

Between December of 2009 and March of 2010, many parties engaged in exploratory diligence and preliminary discussions with the Company, but based on the level and depth of interest there was significant uncertainty as to whether a transaction would take place at an acceptable price, if at all.

•	The Company received an initial bid letter from the management of PMC-Sierra on March 3, 2010.

•

Extensive negotiations between the Company and PMC-Sierra occurred between the point of the initial bid letter on March 3, 2010 and through the signing of the asset purchase agreement on May 8, 2010. These negotiations included, but were not limited to determining the assets and liabilities to be transferred, the total consideration and the structure of the transaction itself. As the scope of the transaction, the structure of the transaction and the completion of a transaction with PMC-Sierra was uncertain during the negotiations, it was not probable that a sale of the asset group would occur within one year of the balance sheet date of March 31, 2010.

•	On May 6, 2010, the Company’s Board approved and authorized management to proceed with the transaction with PMC-Sierra.

•	The Company reached an agreement in the form of an asset purchase agreement with PMC-Sierra on May 8, 2010 for a portion of the Company’s assets and liabilities.

•	The Company closed the transaction with PMC-Sierra on June 8, 2010, which occurred subsequent to filing the Form 10-K.

The Company believes that the sale of the disposal group met the probable threshold at the time the agreement was signed on May 8, 2010, given the on-going negotiations between the parties and the uncertainty that a final agreement would be executed.

Paragraph (f) of ASC 360-10-45-9 states that “actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.” As of the balance sheet date of March 31, 2010, the structure and scope of a transaction with PMC-Sierra were uncertain and management believed that a potential transaction could be structured as a sale of substantially all of the Company’s assets, which would have been subject to stockholder approval. These factors were considered by management in concluding that the held for sale criteria were not met as of March 31, 2010.

Please feel free to contact the undersigned at (408) 957-7125 should you have any questions or comments.

Sincerely,

/s/ MARY L. DOTZ
Mary L. Dotz
Chief Financial Officer

cc:	John J. Quicke (ADPT Corporation)
Kenneth L. Henderson, Esq. (Bryan Cave LLP)
Andrew S. Rodman, Esq. (Bryan Cave LLP)
Jennifer Fugario (Division of Corporation Finance)
Christine Davis (Division of Corporation Finance)